UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company announced today that it has agreed to amend the terms of the loan agreement dated May 27, 2011 (the "Loan Agreement"), between the Company, as lender, and Box Ships Inc., as borrower.  The Company owns approximately 16.4% of Box Ships Inc.'s issued and outstanding common shares, and the Company's Chairman and Chief Executive Officer is also the CEO and Chairman of Box Ships Inc.  The current outstanding principal balance under Loan Agreement is $13 million.

Pursuant to the amended Loan Agreement, the Company will extend the maturity of the loan from April 19, 2013 until April 19, 2014.  During the remaining term of the loan, the borrower will be required to make quarterly principal installment payments in the amount of $1 million each, commencing on April 19, 2013, with a final balloon payment on the maturity date.

In consideration for the amendment of the Loan Agreement, Box Ships Inc. has agreed to pay an amendment fee and to increase the margin by 100 basis points.

The Company's agreement to amend the Loan Agreement was unanimously approved by the independent members of the Company's Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: March 11, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer